EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

 (In millions except ratio)

Three Months Ended March 29, 2003
Fixed charges:
Interest expense	$26
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	6
Estimated interest portion of rents	7
Total fixed charges	39

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$104
Eliminate equity in undistributed pre-tax income of Textron Finance	12
Fixed charges *	33
Adjusted income	$149

Ratio of income to fixed charges	3.82

* Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.